Filed by AT&T Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a–12

of the Securities Exchange Act of 1934

Subject Company: Time Warner Inc.

Commission File No.: 1-15062

AT&T Acquires Time Warner – Q&A

1.	Why Time Warner, why now, and why pay such a rich premium?

a.	We believe the timing is spot-on.

b.	We spent a lot of time evaluating this business … and it became clear that the market has overdone it with concerns about media company valuations.

c.	We see a lot of upside … and we believe other players were seeing the same thing.

d.	We quickly saw Time Warner not only as the best media company out there, but it was the most actionable for any potential acquirer.

e.	That’s why we paid Time Warner the premium we did … to get in first before other potential buyers.

f.	This is a perfect match of two companies with complementary strengths who can bring a fresh approach to how the media and communications industry works for customers, content creators, distributors and advertisers.

g.	This deal will give the combined company the right assets to be successful and owning quality content is at the top of the list. Customers’ appetite for high quality video content is increasing globally, while viewing is shifting from the TV in your home to mobile.

h.	Great content always wins, regardless of how the video ecosystem has evolved over time. Time Warner’s leadership, creative talent and content libraries are impressive.

i.	With great content, we can disrupt the entertainment industry, push the boundaries of content distribution, and deliver more value to our customers, giving them the content they want, when, where and how they want it.

j.	We have distribution scale and direct customer relationships, with our 100 million plus consumer customers who subscribe to our TV, mobile and broadband service.

k.	With customer insights, we can offer more valuable, addressable advertising and know what content to create and when and where to deliver it. It’s an integrated approach and we think it’s the model that wins over time.

l.	Finally, we expect significant financial benefits and value for our shareholders.

i.	Accretive within 12 months after close on an adjusted EPS and FCF per share basis.

ii.	Improves AT&T’s dividend coverage.

iii.	$1B in annual run rate cost synergies within 3 years of the deal closing, primarily driven by corporate and procurement expenditures.

iv.	AT&T expects to continue to maintain a strong balance sheet following the transaction close and is committed to maintaining strong investment-grade credit metrics.

v.	By the end of the first year after close, AT&T expects net debt to adjusted EBITDA to be in the 2.5x range.

vi.	Enhances AT&T’s revenue and EBITDA growth profile.

vii.	Expected diversification benefits include:

1.	Revenue mix – 15% of combined co. revenues from content

2.	Lower capital intensity – Time Warner requires little capex as a % of revenues.

3.	Regulation – Time Warner’s business is lightly regulated.

m.	When you combine the two companies, you get something really special – with significant strategic benefits, synergies and financial benefits all expected.

i.	The timing couldn’t be better, given the low interest rate environment and the strong growth in AT&T’s share price over the past year.

2.	How will this impact AT&T’s dividend going forward?

a.	We expect our dividend coverage to improve. You saw earlier today, right after we announced the deal, our Board approved an increase in our dividend. As you know, we have a proud history of dividend growth over the last 32 years. This transaction is expected to provide the cash flow necessary to support that dividend.

3.	How do you plan to manage the pro forma debt level?

a.	As you know, AT&T has a very sound balance sheet and our cash generation is strong. Since the beginning of last year (2015-3Q 2016), we’ve generated more than $30 billion in free cash flow( before dividends). We expect this deal will be accretive to free cash flow in the first year after closing. We expect the combined company to generate more than $60 billion in EBITDA and nearly $20 billion in free cash flow (annual figures); we are committed to maintaining our investment-grade credit metrics.

b.	To fund the $43.1 billion cash portion of the transaction, we have an unsecured bridge term facility for $40 billion.

c.	We’re confident in our ability to execute. And with this acquisition, we expect to continue to have a strong balance sheet.

d.	By the end of the first year after close, AT&T expects net debt to adjusted EBITDA to be in the 2.5x range.

4.	Can you talk about the break fees involved?

a.	Time Warner has agreed to pay AT&T a break fee of $1.725B if they terminate the transaction to accept another offer or in certain other circumstances, including if their board changes its recommendation.

b.	If the transaction does not close under certain circumstances relating to the failure to obtain government and regulatory approvals, AT&T has agreed to pay Time Warner $500 million in respect of its time and expenses.

5.	Do you anticipate any divestitures?

We’re not going to pre-judge anything about the regulatory process. That will be determined by the facts and we will be responsive to the regulators’ questions. We don’t foresee any divestitures however. It just not that kind of deal.

6.	AT&T has never run a media company. Any concerns with doing that?

a.	Time Warner is among the best-managed assets in media and it enjoys great competitive positioning.

b.	We plan to run Time Warner like Time Warner runs today.

7.	How do you intend to retain Time Warner employees? Do you plan on retaining Turner, HBO and Warner Bros. CEOs? To what extent will current AT&T management take the reins at some Time Warner business segments?

a.	Time Warner has an outstanding leadership team and great creative talent, and that won’t change.

b.	We have a long history of retaining key talent through acquisitions.

c.	Importantly, we expect to run Time Warner like it runs today.

8.	We have seen media stocks get hit over concerns over linear TV trends. How confident are you that you can create value by putting the AT&T and Time Warner assets together fast enough to offset potential linear declines?

a.	We spent a lot of time evaluating this business … and it became clear that the market has overdone it with concerns about media company valuations.

b.	Demand for premium content is actually growing … but it’s shifted platforms … from TV in your home to mobile in your hand.

c.	That’s why this deal makes sense. Time Warner’s world-class ability to attract and sustain audiences with premium content … together with AT&T’s leading reach in TV, mobile and broadband distribution platforms and direct customer relationships and insights … is a powerful combination.

d.	We believe this combination will expand our ability to innovate in video, push the boundaries of mobile distribution, and foster the growth of emerging services, such as our recently launched DTV NOW service.

9.	The Turner and HBO businesses are in many ways a logical extension to your Pay TV business. But the Warner Bros. business is different. You comfortable running a studio?

a.	No, I personally am not comfortable running a studio … and I won’t be.

b.	We’re going to run Time Warner like it runs today. These are well-managed businesses with outstanding leadership and amazing creative talent. That’s what makes Time Warner so attractive.

10.	Following Comcast / NBCU and now AT&T / Time Warner, should we expect further consolidation between distributors and content companies?

a.	AT&T combining with Time Warner is the next logical step in providing customers with what they’re demanding – all their content on any device, anywhere.

b.	We think an integrated model – great content, scale in video subscriptions, scale in TV, mobile and broadband platforms, customer insights, addressable advertising and new models – is a model to thrive in the media and communications industry in the future.

c.	We wouldn’t speculate on what our competitors may or may not do.

11.	AT&T and Verizon’s strategies have diverged dramatically over the past several years. While Verizon has focused primarily on mobile … you’ve taken an integrated approach across business and consumer. Any comments?

a.	I can’t address Verizon’s strategy. It is a well run company and a strong competitor.

b.	We just look at the market differently and come out from a different angle.

c.	We believe premium content wins everytime. Time Warner’s has incredible content and an unrivaled content library.

d.	We have the TV, mobile and broadand distribution and 100 million plus subscribers.

e.	With those customer insights … we can offer more effective addressable advertising and inform content creation.

12.	Did AT&T look at acquiring other media companies? Why Time Warner?

a.	We have spent a good deal of time studying this space.

b.	Time Warner is a one-of-a-kind business.

c.	Jeff and his team have done a spectacular job managing Time Warner’s portfolio of assets, and we are looking forward to working together to execute on an integrated strategy.

13.	Given the size and asset mix of Time Warner, does this complete your strategy in terms of media and content?

a.	Time Warner substantially completes the strategy.

14.	Time Warner has several international brands with broad appeal. To what extent might your global content presence drive an ambition to pursue international distribution assets in the future?

a.	Owning great content positions us to expand our ability to innovate in video, push the boundaries of mobile distribution, and foster the growth of emerging services, such as our recently launched DTV NOW service – not only in the U.S., but internationally. It fits nicely with our mobile business in Mexico and DIRECTV Latin America businesses.

b.	But we wouldn’t speculate on what we may do in the future.

15.	How does this impact the investment Time Warner recently made in Hulu?

a.	It doesn’t. Time Warner’s interest in Hulu is passive and the merger won’t change that.

16.	How will you handle the risk associated with consumer data privacy?

a.	AT&T has a clear privacy policy around the use of customer insights. We use customer insights to create aggregate audience segments based on non-personally identifiable information about customers (like age, ethnicity, income range, a particular geographic area, and their interests) to serve advertising that is more likely to be useful to those audience segments.

17.	Time Warner used to be vertically integrated but it spun off its cable business back in 2008, saying at the time that the distribution business “didn’t fit well” with the media business. Why is this deal different and what’s changed?

a.	Time Warner’s cable business was a regional operator and lacked a path to becoming national in scale. And you saw that play out last year, when Time Warner’s former cable business was acquired by another cable company wanting to gain greater scale.

b.	The combination of Time Warner and AT&T is entirely different. You now have a vertically integrated company with content and nationwide scale in TV distribution, nationwide mobile and ubiquitous broadand. It’s a perfect fit.

18.	Some have said that regulators won’t approve this deal. Why do you believe this transaction will be approved?

a.	This is a vertical transaction, pure and simple. Time Warner is a content company. We distribute video content. We are combining so that we can bring customers better products and more choices.

b.	Don’t confuse this transaction with other transactions that regulators have tried to block. As they should be, regulators are most concerned about horizontal mergers, where customers are losing a choice in the market place, or in the case of Comcast/Time Warner Cable, they were concerned about creating a behemoth with a dominant national broadband footprint. This transaction has neither of those issues.

c.	The transactions that have gotten in trouble with regulators in the past have been horizontal mergers where one of the companies was perceived to be a direct competitor to the other. This deal is a vertical merger that will result in more competition for cable TV and other video providers.

19.	How will this deal benefit customers?

a.	We are on the cusp of the next wave of innovation in video, but it takes the right company to make it happen. Time Warner’s content will allow us to offer new, innovative digital video services across multiple platforms. That will spur others to innovate as well, all for the benefit of customers and making us a stronger competitor to cable.

20.	What about conditions on the deal?

a.	When you have transactions that are vertical, regulators will ask whether conditions are necessary to protect competition. That is what happened six years ago in Comcast/NBCU, which was approved by the Government under this Administration.

b.	In Comcast/NBCU, the Government approved Comcast becoming a vertically integrated company that owned not only cable programming networks and a movie studio (like Time Warner), but also broadcast TV networks and regional sports networks, which Time Warner doesn’t have.

c.	So, we believe our transaction presents an even cleaner case for approval. Plus, now, six years later, the Comcast/NBCU conditions are scheduled to expire soon, and the video market has evolved and matured. Over-the-top video content is well established and no longer in need of extraordinary protections. Netflix is the #1 video provider in the world and has become the new video “incumbent”. We are confident that regulators will recognize these important differences.

21.	Is FCC approval required?

a.	At this early juncture, we don’t know if we will need to transfer any of Time Warner’s licenses. If we do, then the FCC will certainly review those transfers.

22.	Are you saying the FCC won’t be active in this process?

a.	If there are FCC licenses that need to be transferred to us, I’m sure the FCC will do its job and review those appropriately. But we aren’t talking about big broadcast licenses or mobile spectrum licenses here. In that respect, this deal is very different from Comcast/NBCU or other deals you have seen us make in the past.

23.	Any other approvals required?

a.	We will need DOJ approval, of course. Beyond the U.S., Time Warner has a healthy business in Latin America, Asia, Europe and other parts of the world, so we have a number of international bodies that will be reviewing the impact of the transaction in their jurisdiction. We do not anticipate any problems obtaining all necessary approvals.

24.	Why the 50% equity / 50% debt structure of the transaction?

a.	Believe this is the optimal capital structure for a deal of this size. It makes the deal accretive in the first year after close on an adjusted EPS and cash flow per share basis. It improves our dividend coverage and allows us to maintain investment-grade credit metrics.

25.	How do you expect to navigate this space as it’s not really in AT&T’s expertise?

a.	Part of the value of this transaction is Time Warner’s outstanding leadership team and amazing creative talent.

b.	We plan to run Time Warner the same way it’s run today.

26.	Will you continue to use the brand names for Time Warner’s three operating units?

a.	Yes

27.	Will this deal result in a diminished focus on the creative content that Time Warner is known for?

a.	Absolutely not. After the close, we’ll continue to run Time Warner as it is run today. We expect this transaction to result in the creation of even more content and video products that customers want.

28.	Where will the combined company be headquartered?

a.	AT&T will continue to be headquartered in Dallas. There will be no changes to where HBO, Warner Bros. and Turner are located.

29.	Do you expect layoffs?

a.	This merger is about growth – about creating a unique company with all the complementary assets needed to thrive in an industry where media and communications are converging.

b.	Any reductions will be contained to some corporate staff functions. But as we’ve proven with past acquisitions, where there are redundant positions, we’ll look to retain the best talent from both companies.

30.	When is the deal expected to close?

a.	The transaction is expected to close before year-end 2017.

31.	AT&T is still integrating DIRECTV. With this deal, will you have too much on your plate?

a.	No, we won’t.

b.	We’re well past a year into the DIRECTV integration.

c.	By the time this deal closes at the end of 2017, nearly 2 1⁄2 years will have passed since we closed DIRECTV.

d.	Also … our Time Warner deal is more of a bolt-on acquisition … not a normal full-blown integration.

e.	We plan to run Time Warner like Time Warner runs today.

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed merger between AT&T and Time Warner, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and the rules, regulations and releases of the Securities and Exchange Commission. These forward-looking statements are subject to risks and uncertainties, and actual results might differ materially from those discussed in, or implied by, the forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T and Time Warner and are subject to significant risks and uncertainties outside of our control.

Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the risk that Time Warner stockholders may not adopt the merger agreement, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed merger may not be satisfied in a timely manner, (5) risks related to disruption of management time from ongoing business operations due to the proposed merger, (6) failure to realize the benefits expected from the proposed merger and (7) the effect of the announcement of the proposed merger on the ability of Time Warner and AT&T to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally. Discussions of additional risks and uncertainties are and will be contained in AT&T’s and Time Warner’s filings with the Securities and Exchange Commission. Neither AT&T nor Time Warner is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this communication are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed merger, AT&T intends to file a registration statement on Form S-4, containing a proxy statement/prospectus with the Securities and Exchange Commission (“SEC”). AT&T and Time Warner will make the proxy statement/prospectus available to their respective stockholders and AT&T and Time Warner will file other documents regarding the proposed merger with the SEC. This communication is not intended to be, and is not, a substitute for such filings or for any other document that AT&T or Time Warner may file with the SEC in connection with the proposed merger. STOCKHOLDERS OF TIME WARNER ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AT&T, TIME WARNER AND THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the proxy statement/prospectus as well as other filings containing information about AT&T and Time Warner once they become available, without charge, at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by AT&T will be made available free of charge on AT&T’s investor relations website at http://phx.corporate-ir.net/phoenix.zhtml?c=113088&p=irol-sec. Copies of documents filed with the SEC by Time Warner will be made available free of charge on Time Warner’s investor relations website at http://ir.timewarner.com/phoenix.zhtml?c=70972&p=irol-sec.

Participants in Solicitation

AT&T, Time Warner and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the holders of Time Warner common stock in respect to the proposed merger. Information about the directors and executive officers of AT&T is set forth in the proxy statement for AT&T’s 2016 Annual Meeting of Stockholders, which was filed with the SEC on March 11, 2016. Information about the directors and executive officers of Time Warner is set forth in the proxy statement for Time Warner’s 2016 Annual Meeting of Stockholders, which was filed with the SEC on May 19, 2016. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed merger when it becomes available and other relevant materials filed with the SEC. These documents will be available free of charge from the sources indicated above.